Exhibit 99.2

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of June 30, 2024

U.S. DOLLARS IN THOUSANDS

(Except share and per share data)

(UNAUDITED)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

U.S. dollars in thousands

(Except share data)

	June 30,	December 31,
	2 0 2 4	2 0 2 3
	Unaudited	Audited
ASSETS

Current assets:
Cash and cash equivalents	$11,968	$15,635
Restricted cash	96	99
Marketable equity securities	20	474
Trade receivables	211	308
Other receivables	500	531
Total current assets	12,795	17,047

Non-current assets:
ROU asset	2,235	1,802
Fixed assets, net	384	461
Total non-current assets	2,619	2,263

Total assets	$15,414	$19,310

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$240	$136
Operating lease liability	388	468
Other accounts payable	1,580	1,548
Total current liabilities	2,208	2,152

Operating lease liability	1,694	1,163

Total liabilities	3,902	3,315

Shareholders’ equity:
Ordinary shares, no par value. Authorized 1,000,000,000 shares. Issued and outstanding: 459,778,056 shares as of June 30, 2024, and December 31, 2023.	-	-
Additional paid-in-capital	135,478	135,282
Accumulated deficit	(124,598)	(119,890)
Total Foresight Autonomous Holdings Ltd. shareholders’ equity	10,880	15,392
Non-controlling interest	632	603
Total equity	11,512	15,995

Total liabilities and shareholders’ equity	$15,414	$19,310

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS (UNAUDITED)

U.S. dollars in thousands

(Except share and per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2 0 2 4	2 0 2 3	2 0 2 4	2 0 2 3
	Unaudited		Unaudited

Revenues	$224	$55	$123	$-

Cost of revenues	(72)	(21)	(38)	-

Gross profit	152	34	85	-

Operating expenses:

Research and development, net	(4,525)	(6,269)	(2,367)	(3,150)
Sales and marketing	(576)	(1,188)	(311)	(484)
General and administrative	(1,161)	(1,573)	(608)	(715)

Operating loss	(6,110)	(8,996)	(3,201)	(4,349)

Financing income (expenses), net	1,402	(1,655)	29	(1,715)

Net loss	$(4,708)	$(10,651)	$(3,172)	$(6,064)

Basic and diluted net loss per share from continuing operations	$(0.01)	$(0.03)	$(0.01)	$(0.02)

Weighted average number of shares outstanding used in computing basic and diluted net loss per share	459,778,056	322,979,556	459,778,056	322,979,556

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

(Except share data)

	Ordinary Shares		Additional paid-in	Accumulated	Total Foresight Autonomous Holdings Ltd. Shareholders’	Non-controlling	Total shareholders’
	Number	Amount	capital	deficit	equity	interest	equity

Balance as of January 1, 2023	322,979,556	—	129,810	(101,480)	28,330	453	28,783

Issuance of ordinary shares, net of issuance costs	136,798,500	—	4,181	—	4,181	—	4,181
Share-based payment		—	1,291	—	1,291	150	1,441
Loss for the year	—	—	—	(18,410)	(18,410)	—	(18,410)

Balance as of December 31, 2023	459,778,056	—	135,282	(119,890)	15,392	603	15,995
Share-based payment	—	—	254	—	254	29	283
Issuance costs	—	—	(98)	—	(98)	—	(98)
Transactions with controlling shareholder	—	—	40	—	40	—	40
Net loss	—	—	—	(4,708)	(4,708)	—	(4,708)

Balance as of June 30, 2024	459,778,056	—	135,478	(124,598)	10,880	632	11,512

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
Cash flows from operating activities:

Net loss for the period	$(4,708)	$(10,651)	$(3,172)	$(6,064)

Adjustments to reconcile loss to net cash provided by (used in) operating activities	(417)	2,668	634	2,555

Total net cash used in operating activities	$(5,125)	$(7,983)	$(2,538)	$(3,509)

Cash flows from investing activities:

Changes in short-term deposits	-	6,554	-	(6)
Proceeds from sales of marketable securities	1,847	-	-	-
Purchase of fixed assets	(32)	(101)	(21)	(17)
Total net cash provided (used) in investing activities	$1,815	$6,453	$(21)	$(23)

Cash flows from financing activities:
Issuance expenses	(98)	-	(89)	-
Total net cash used in financing activities	$(98)	$-	$(89)	$-

Effect of exchange rate changes on cash and cash equivalents	(262)	(615)	(133)	(335)

Decrease in cash, cash equivalents and restricted cash	(3,670)	(2,145)	(2,781)	(3,867)
Cash, cash equivalents and restricted cash at the beginning of the period	$15,734	$19,275	$14,845	$20,997

Cash, cash equivalents and restricted cash at the end of the period	$12,064	$17,130	$12,064	$17,130

The accompanying notes are an integral part of the consolidated financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023

Adjustments to reconcile net loss to net cash used in operating activities:

Share-based payment	283	757	142	412
Depreciation	108	125	46	65
Revaluation of marketable equity securities	(1,393)	1,544	18	1,666
Exchange rate changes on cash and cash equivalents	262	615	133	335

Changes in assets and liabilities:
Decrease in trade receivables	97	-	30	-
Decrease in other receivables	31	362	189	184
Increase (decrease) in trade payables	104	(73)	91	(19)
Change in operating lease liability	18	(166)	(38)	(127)
Increase (decrease) in other accounts payable	73	(496)	23	39
Adjustments to reconcile loss to net cash used in operating activities	$(417)	$2,668	$634	$2,555

Supplemental cash flow information

	Six months ended		Three months ended
	June 30,		June 30,
	2024	2023	2024	2023
Operating leases
Cash payments for operating leases	$265	$256	$133	$128
Non-cash activity
Right of use asset increase, resulted from lease modification (note 3D).	$637	$141	$-	$31
Lease liability increase, resulted from lease modification (note 3D).	$726	$-	$-	$-
Finance expenses resulted from lease modification (note 3D).	$89	$-	$-	$-

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

NOTE 1 - GENERAL

A.	Reporting Entity

Foresight Autonomous Holdings Ltd. (the “Company”) is an Israeli resident company incorporated in Israel. The address of the Company’s registered office is 7 Golda Meir St., Ness Ziona, Israel. The unaudited condensed consolidated interim financial statements of the Company as of June 30, 2024, comprise the Company and its fully owned subsidiaries in Israel and China (together referred to as the “Group”). The Company, through of its subsidiaries, Foresight Automotive Ltd. (“Foresight Automotive”) and Foresight Changzhou Automotive Ltd. (“Foresight Changzhou”), is a technology company developing smart multi-spectral vision software solutions including modules of automatic calibration and dense 3D point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. In addition, the Company, through of its subsidiary, Eye-Net Mobile Ltd. (“Eye-Net Mobile”) is also engaged in the development of a cellular-based solution suite that provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge artificial intelligence (“AI”) technology and advanced analytics.

The ordinary shares of the Company, no par value each (the “Ordinary Shares”), are registered for trade on the Tel Aviv Stock Exchange. In addition, since June 15, 2017, the Company has American Depository Shares (“ADSs”) registered with the U.S. Securities and Exchange Commission. The ADSs are listed on The Nasdaq Capital Market; the ratio of the Company’s Ordinary Shares to ADSs is 30:1.

The Group activities are subject to significant risks and uncertainties, including failing to secure additional funding to operationalize its technology before competitors develop similar technology. In addition, the Group is subject to risks from, among other things, competition associated with the industry in general, other risks associated with financing, liquidity requirements, rapidly changing customer requirements and limited operating history.

To date, the Company has not generated significant revenues from its activities and has incurred substantial operating losses. Management expects the Company to continue to generate significant operational losses and to continue to fund operations primarily through the utilization of its current financial resources, sales of its products, and through additional raises of capital. The Company anticipates its existing cash will be sufficient to fund its expected operating cash requirements for at least twelve months following the date of this report.

NOTE 2 - BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

A. Unaudited Interim Financial Statements

The accompanying unaudited interim condensed financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) for interim financial information. Accordingly, they do not include all the information and footnotes required by GAAP for complete financial statements. In the opinion of the management, all adjustments considered necessary for a fair presentation have been included (consisting only of normal recurring adjustments except as otherwise discussed). For further information, reference is made to the consolidated financial statements and footnotes thereto included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2023.

The results of operation for the six and three months ended June 30, 2024, are not necessarily indicative of the results that may be expected for the year ending December 31, 2024.

B. Significant Accounting Policies

The significant accounting policies followed in the preparation of these unaudited interim condensed consolidated financial statements are identical to those applied in the preparation of the latest annual financial statements.

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

U.S. dollars in thousands

(Except share and per share data)

Notes to the Interim Condensed Consolidated Financial Statements (Unaudited)

C. Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

NOTE 3 - MATERIAL EVENTS DURING THE REPORTING PERIOD

A.	On January 26, 2024, the Company filed a shelf registration statement on Form F-3 with the U.S. Securities and Exchange Commission, declared effective on February 1, 2024, enabling the Company to periodically offer up to $50,000 of its ADSs through one or more offerings.

B.	During the first quarter of 2024, the Company sold all of its shares in Rail Vision Ltd, for aggregate proceeds of approximately $1,847, net of selling fees at an average share price of $6.07. Due to the sale of all its shares in Rail Vision Ltd, the Company recognized finance income of approximately $1,407 in the first quarter of 2024.

C.	On June 14, 2024, the Company entered into a sales agreement, pursuant to which the Company can sell from time to time, ADSs, in the aggregated amount of up to $1,130 (the “June 2024 Sales Agreement”). Sales under the June 2024 Sales Agreement are made by any method permitted by law that is deemed to be an “at the market” offering as defined in Rule 415 promulgated under the Securities Act of 1933, as amended. During July and August 2024, the Company issued and sold a total of 121,694 ADSs (3,650,820 Ordinary Shares) at an average price of $1.02 per ADS. After deducting closing costs and fees, the Company received net proceeds of approximately $120, net of issuance expenses.

D.	On January 10, 2024, the Company renewed its main office lease for an additional three years, commencing from April 1, 2024 to March 31, 2027, with the option to further extend the lease for another three years, until March 31, 2030.

NOTE 4 - SUBSEQUENT EVENTS

A.	On July 15, 2024, the Company granted restricted stock units (RSUs) to its employees, directors, and officers under the 2024 Share Incentive Plan, amounting to 1,855,000 ADSs, equivalent to 55,650,000 Ordinary Shares. Of these, 1,755,000 ADSs will vest quarterly over 12 quarters, and the remaining 100,000 ADSs have a one-year cliff and will then vest quarterly over the subsequent eight quarters. To facilitate the issuance of these RSUs, the Company filed a Registration Statement on Form S-8 with the U.S. Securities and Exchange Commission on July 12, 2024, covering 2,200,000 ADSs, equivalent to 66,000,000 Ordinary Shares.

B.	On July 19, 2024, the Company issued a notice to convene an Extraordinary General Meeting of Shareholders to be held on August 26, 2024. Part of the agenda includes the approval of a reverse share split of the Company’s issued and outstanding Ordinary Shares by a ratio of up to 7:1, reappointing Mr. Haim Siboni to the combined role of Chairman of the Company’s Board of Directors (the “Board”) and Chief Executive Officer for another three years, with compensation including a monthly payment of approximately $22, plus VAT, and a grant of 9,000,000 RSUs (equal to 300,000 ADSs) valued at approximately $300. The RSUs will vest quarterly over 36 months and accelerate upon termination due to a change of control or exit event. Additionally, the agenda includes approving a grant of RSUs to three non-executive directors, each receiving 1,050,000 RSUs (equal to 35,000 ADSs), valued at approximately $35 each and for a total expense of $105. These RSUs will vest quarterly over 36 months and accelerate upon a change of control or exit event. The proposals have been approved by the Board and the Audit, Compensation, and Financial Statements Review Committee of the Board, which found the terms reasonable and in line with the Company’s compensation policy.

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